UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003 and Supplemental Schedule as of December 31, 2004 and Report of Independent Registered Public Accounting Firm

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2005

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
INVESTMENTS, at fair value:		
Wells Fargo Stable Return Fund	$ 54,225,397	$ 58,195,092
Mutual Funds:		
PIMCO Total Return Fund	7,977,483	7,493,598
The Putnam Fund for Growth and Income	24,434,600	22,306,163
Putnam Voyager Fund	20,561,456	20,494,152
Putnam New Opportunities Fund	8,947,294	8,399,350
Putnam International Growth Fund	14,882,345	12,344,151
Putnam Asset Allocation Funds:		
Growth Portfolio	8,312,862	7,365,675
Balanced Portfolio	9,965,171	8,546,054
Conservative Portfolio	5,023,008	4,694,180
Artisan Mid Cap Fund	4,983,779	3,086,669
Janus Mid Cap Value Fund	7,873,993	3,610,990
Columbia Acorn USA Fund	5,705,108	3,230,434
Vanguard S & P 500 Index Fund	8,025,141	6,788,250
Valmont Industries, Inc. Common Stock	6,446,676	5,349,291
Participant Loans	6,606,891	6,155,878
	193,971,204	178,059,927
RECEIVABLES:		
Employer's contribution	813,907	873,173
Employees' contribution	119,949	313,511
Due from broker for common stock sold	17,009	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 194,922,069	$ 179,246,611

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Investment income:		
Net appreciation in investments	$ 12,602,657	$ 23,147,578
Interest and dividends received on investments	2,601,013	2,101,985
Total investment income	15,203,670	25,249,563
Contributions:		
Employer	4,174,410	4,140,271
Employee	8,600,458	8,493,744
Rollover	37,868	142,973
Total contributions	12,812,736	12,776,988
Total additions	28,016,406	38,026,551
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	12,325,132	11,484,074
Management fees	15,816	15,174
Total deductions	12,340,948	11,499,248
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	15,675,458	26,527,303
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	179,246,611	152,719,308
End of year	$ 194,922,069	$ 179,246,611

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) Valmont Employee Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan documents, who have completed 90 days of service from date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants may contribute up to 50% of annual pay on a pretax and/or after-tax basis. Participants may also make roll-over contributions representing distributions from a previous employer's qualified plan or an Individual Retirement Account (IRA). The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Loans to Participants – The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant's account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the Loan Fund and the investment funds.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump sum or installments. Distributions to non-retirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. During 2004 and 2003, employer contributions were reduced by $131,325 and $143,689, respectively, from forfeited nonvested accounts.

Administrative Costs – Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies and bank common trust funds are valued at quoted market prices. The Company stock is valued at its quoted market price. Participant loans are valued at the aggregate unpaid balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis, except for common stock of the Company, which are recorded on a settlement date basis. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

During 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $12,602,657 and $23,147,578 as follows:

	2004	2003
Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds	$ 12,070,406	$ 22,290,311
Valmont Industries, Inc. Common Stock	532,251	857,267
Net appreciation in investments	$ 12,602,657	$ 23,147,578

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $15,816 and $15,174 for the years ended December 31, 2004 and 2003, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 256,737 and 231,071 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $4,852,562 and $4,200,847, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income from these shares of $76,928 and $70,751, respectively.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company's contributions to their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Wells Fargo Stable Return Fund	1,452,525.183 units	$ 54,225,397
Artisan Mid Cap Fund	168,598.741 units	4,983,779
Janus Mid Cap Value Fund	356,450.582 units	7,873,993
Columbia Acorn USA Fund	226,393.186 units	5,705,108
Vanguard S & P 500 Index Fund	71,884.099 units	8,025,141
PIMCO Total Return Fund	747,655.354 units	7,977,483
* The Putnam Fund for Growth and Income	1,256,923.853 units	24,434,600
* Putnam Voyager Fund	1,199,618.195 units	20,561,456
* Putnam New Opportunities Fund	208,902.489 units	8,947,294
* Putnam International Growth Fund	625,045.999 units	14,882,345
* Putnam Asset Allocation Funds:		
Growth Portfolio	743,547.593 units	8,312,862
Balanced Portfolio	938,340.031 units	9,965,171
Conservative Portfolio	549,563.244 units	5,023,008
Total Mutual Funds		180,917,637
* Valmont Industries, Inc. Common Stock	256,737.393 shares	6,446,676
* Participant Loans	Interest rates ranging from 5.00% to 11.88%, loans maturing 1/2005 to 12/2008	6,606,891
Total Investments		$ 193,971,204

* Represents Party-in-Interest

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT
SAVINGS PLAN

Dated this 27th day of June, 2005.

By: ______________________
Mogens C. Bay
Policy Committee Member Chairman

By: ______________________
Ann F. Ashford
Policy Committee Member

INDEX TO EXHIBITS

Exhibit 23* — Consent of Deloitte and Touche LLP.

* Filed herewith.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-57117 and 333-83251 of Valmont Industries, Inc. on Form S-8 of our report dated June 22, 2005, appearing in this Annual Report on Form 11-K of the Valmont Employee Retirement Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2005

AMENDMENT NUMBER TWO TO THE VALMONT EMPLOYEES RETIREMENT SAVINGS PLAN

The Valmont Employee Retirement Savings Plan ("Plan") is amended, as follows:

ARTICLE I

Effective June 1, 2004, Section 2.8 of the Plan is amended to read, as follows:

"2.8 PAYMENT OF PLAN EXPESNES

All expenses of administration may be paid out of the Trust Fund unless paid by the Employer. Such expenses shall include any expenses incident to the functioning of the Administrator, or any person or persons retained or appointed by any Named Fiduciary incident to the exercise of their duties under the Plan, including, but not limited to, fees of accountants, counsel, Investment Managers, agents (including nonfidicuary agents) appointed for the purpose of assisting the Administrator or the Trustee in carrying out the instructions of Participants as to the directed investment of their accounts and other specialists and their agents, and other costs of administering the Plan. Until paid, the expenses shall constitute a liability of the Trust Fund. Plan expenses paid by the Trust Fund shall be allocated on a pro rata method (based upon the assets in the individual account), except as otherwise provided herein.

In addition to the preceding, the Plan shall charge to individual accounts the reasonable Plan costs and expenses that the Plan Administrator (or its designee) determines should be allocated to a specific individual's account. These Plan expenses include, but are not limited to costs, fees and expenses for participant loans (including fees, costs and expenses incurred in enforcing a participant loan, in bankruptcy or otherwise), domestic relations orders, hardship withdrawals and distributions related to a specific individual's account. Such costs and expenses shall include attorneys fees and costs. Costs and expenses with respect to a qualified domestic relations order shall be charged pro rata (as reasonably determined by the Plan Administrator) between the Participant's and Alternate Payee's interest in the Plan."

ARTICLE II

Effective January 1, 2002, Section 4.1(b) of the Plan is amended to read, as follows:

"(b) On behalf of each Participant who is eligible to share in matching contributions for the Plan Year, a matching contribution equal to 50% of each such Participant's Pre-tax Savings (up to 3% of annual compensation) and 75% of each such Participant's Pre-tax Savings (on salary reductions on the next 3% of annual Compensation), which amount shall be deemed an employer Non-Elective Contribution (Match).

(1) The provisions of subsection 4.1(b) and 4.1(c) do not apply with respect to the George Industries Employees. With respect to the George Industries Employees, the Employer shall make a contribution each year in an amount, if any, at the absolute discretion of the Employer. Such contribution shall be allocated to Participants based upon the Participant's Pre-tax Savings for the applicable period.

(2) In lieu of any other matching contributions, Employees of Calwest, Inter Mountain Galvanizing, Pac States Galvanizing, Cascade Earth Sciences and Valmont Lexington shall receive a matching contribution equal to 50% of the Participant's Pre-tax Savings and Employees of McCook, Central Nebraska Tube, Valmont Tennessee, West Point, Ok Galvanizing, Greeley, Empire Galvanizing and Siouxland shall receive a matching contribution equal to 25% of the Participant's Pre-tax Savings.

Except, however, in applying the matching percentages specified above, only salary reductions of up to 6% of annual Compensation shall be considered."

ARTICLE III

Effective January 1, 2003, Section 6.5(d) of the Plan is amended to read, as follows:

"(d) The provisions of this Section 6.5(d) shall apply to distributions made on or after January 1, 2003. All distributions required under this Section 6.5(d) will be determined and made in accordance with the Treasury regulations under section 401(a)(9) of the Code. The provisions of this Section 6.5(d) shall supercede any provisions of the Plan to the contrary.

(1) TEFRA Section 242(b)(2) Elections. Notwithstanding the other provisions of this Plan, distributions may be made under a designation made before January 1, 1984, in accordance with section 242(b)(2) of the Tax Equity and Fiscal Responsibility Act (TEFRA) and the provisions of the Plan that relate to Section 242(b)(2) of TEFRA.

(2) Time and Manner of Distribution.

(i) The Participant's entire interest will be distributed, or begin to be distributed, to the Participant no later than the Participant's required beginning date.

(ii) If the participant dies before distributions begin, the Participant's entire interest will be distributed, or begin to be distributed, no later than as follows:

(a) Except as set forth in (e) below, if the Participant's surviving spouse is the Participant's sole designated beneficiary, then distributions to the surviving spouse will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died, or by December 31 of the calendar year in which the Participant would have attained age 70 ½ if later.

(b) Except as set forth in (e) below, if the Participants' surviving spouse is not the Participant's sole designated beneficiary, then distributions to the designated beneficiary will begin by December 31 of the calendar year immediately following the calendar year in which the participant died.

(c) If there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, the Participant's entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

(d) If the Participant's surviving spouse is the Participant's sole designated beneficiary and the surviving spouse dies after the Participant, but before distributions to the surviving spouse begin, this Section 6.5(d)(2)(ii), other than Section 6.5(d)(2)(ii)(a) will apply as if the surviving spouse were the Participant.

(e) If the Participant dies before distributions begin and there is a designated beneficiary, distribution to the designated beneficiary is not required to begin by the date specified in Section 6.5(d)(2)(ii) of the Plan, but the Participant's entire interest will be distributed to the designated beneficiary by December 31 of the calendar year containing the fifth anniversary of the Participant's death. If the Participant's surviving spouse is the Participant's sole designated beneficiary and the surviving spouse dies after the Participant but before distributions to either the Participant or the surviving spouse begins, this election will apply as if the surviving spouse were the Participant.

For purposes of this Section 6.5(d)(2)(ii) and Section 6.5(d)(4), unless Section 6.5(d)(2)(ii)(d) applies, distributions are considered to begin on the Participant's required beginning date. If

Section 6.5(d)(2)(ii)(d) applies, distributions are considered to begin on the date distributions are required to begin to the surviving spouse under Section 6.5(d)(2)(ii)(a).

(iii) Unless the Participant's interest is distributed in the form of an annuity purchased from an insurance or in a single sum on or before the required beginning date, as of the first distribution calendar year distributions will be made in accordance with Section 6.5(d)(3) and 6.5(d)(4).

(3) Required Minimum Distributions During Participant's Lifetime

(i) During the Participant's lifetime, the minimum amount that will be distributed for each distribution calendar year is the lesser of:

(a) the quotient obtained by dividing the Participant's account balance by the distribution period in the Uniform Lifetime Table set forth in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's age as of the Participant's birthday in the distribution calendar year; or

(b) if the Participant's sole designated beneficiary for the distribution calendar year is the Participant's spouse, the quotient obtained by dividing the Participant's account balance by the number in the Joint and Last Survivor Table set forth in Section 1.401(a)(0)-9 of the Treasuring regulations, using the Participant's and Spouse's birthdays in the distribution calendar year.

(ii) Required minimum distributions will be determined under this Section 6.5(d)(3) beginning with the first distribution calendar year and up to and including the distribution calendar year that includes the Participant's date of death.

(4) Required Minimum Distributions After Participant's Death

(i) Death On or After Date Distributions Begin.

(a) If the Participant dies on or after the date distributions begin and there is a designated beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the longer of the remaining life expectancy of the Participant's designated beneficiary, determined by follows:

(1) The Participant's remaining life expectancy is calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(2) If the Participant's surviving spouse is the Participant's sole designated beneficiary, the remaining life expectancy of the surviving spouse is calculated for each distribution calendar year after the year of the Participant's death using the surviving spouse's age as of the spouse's birthday in that year. For distribution calendar years after the year of the surviving spouse's death, the remaining life expectancy of the surviving spouse is of the spouse's birthday in the calendar year of the spouse's death, reduced by one for each subsequent calendar year.

(b) If the Participant dies on or after the date distributions begin and there is no designated beneficiary as of September 30 of the year after the year of the Participant's death, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the Participant's remaining life expectancy calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(ii) Death Before Date Distributions Begin.

(a) If the Participant dies before the date distributions begin and there is a designated beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the remaining life expectancy of the Participant's designated beneficiary, determined as provided in Section 6.5(d)(4)(i).

(b) If the Participant dies before the date distributions begin and there is no designated beneficiary as of September 30 of the year following the year of the

Participant's death, distribution of the Participant's entire interest will be completed by December 31 of the calendar year containing the fifth anniversary of the Participant's death.

(c) If the Participant dies before the date distributions begin, the Participant's surviving spouse is the Participant's sole designated beneficiary, and the surviving spouse dies before distributions are required to begin to the surviving spouse under Section 6.5(d)(2)(ii)(a), this Section 6.5(d)(4)(ii) will apply as if the surviving spouse were the participant.

(5) Definitions.

(i) Designated beneficiary. The individual who is designated as the beneficiary under the Plan and is the designated beneficiary under Section 401(a)(9) of the Code and Section 1.401(a)(9)-1, Q & A-4 of the Treasury regulations.

(ii) Distribution calendar year. A calendar year for which a minimum distribution is required. For distribution beginning before the Participant's death, the first distribution calendar year is the calendar year immediately preceding the calendar year which contains the Participant's required beginning date. For distributions beginning after the Participant's death, the first distribution calendar year is the year in which distributions are required to begin under Section 6.5(d)(2)(ii). The required minimum distribution for the Participant's first distribution calendar year will be made on or before the Participant's required beginning date. The required minimum distribution for other distribution calendar years, including the required minimum distribution for the distribution calendar year in which the Participant's required beginning date occurs, will be made on or before December 31 of that distribution calendar year.

(iii) Life expectancy. Life expectancy as computed by use of the Single Life Table in Section 1.401(a)(9)-9 of the Treasury regulations.

(iv) Participant's account balance. The account balance as of the last valuation date in the calendar year immediately preceding the distribution calendar year (valuation calendar year) increased by the amount of any contributions made and allocated or forfeitures allocated to the account balance as of dates in the valuation calendar year after the valuation date and decreased by distributions made in the valuation calendar year after the valuation date. The account balance for the valuation calendar year includes any amounts rolled over or transferred to the Plan either in the valuation calendar year or in the distribution calendar year if distributed or transferred in the valuation calendar year.

(v) Required beginning date. For a Participant who is a 5% or greater owner (as defined in Section 416(i) of the Code) the required beginning date shall be the April 1 immediately following the calendar year in which he attains age 70 ½. In all other cases, the required beginning date shall be the April 1 of the calendar year immediately following the later of (1) the date he retires or (2) the date he turns age 70 ½."

ARTICLE IV

Effective January 1, 2003, Sections 6.5(e), (f) and (g) are amended to read as follows:

"(e) [Reserved]

(f) [Reserved]

(g) [Reserved]"

ARTICLE V

Effective January 1, 2003, Sections 6.6(c) of the Plan is deleted in its entirety.

IN WITNESS WHEREOF, this Amendment has been executed on June 16, 2004.

VALMONT INDUSTRIES, INC.

By: [signature]

AMENDMENT NUMBER THREE TO THE VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

Effective August 1, 2004 the Valmont Employee Retirement Savings Plan ("Plan") is amended, as follows:

ARTICLE I

Section 4.13(a) of the Plan is amended to read, as follows:

"(a) Participants may, subject to a procedure established by the Administrator (the Participant Direction Procedures) and applied in a uniform non-discriminatory manner, direct the Trustee to invest all of their accounts in specific assets, specific funds or other investment permitted under the Plan and the Participant Direction Procedures. That portion of the interest of any Participant so directing will thereupon be considered a Participant's Directed Account. Notwithstanding any other provisions of the Plan, a Participant may not elect more than 25% of the contributions hereunder be invested in the Valmont Stock Fund and no transfer of funds may be made of another fund into the Valmont Stock Fund to the extent that such transfer would result in the Participant's interest in the Valmont Stock Fund being greater than 25% of the Participant's Combined Account."

IN WITNESS WHEREOF, this Amendment has been executed on July 26, 2004.

VALMONT INDUSTRIES, INC.

By: [signature]

**AMENDMENT NUMBER FOUR
TO THE
VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN**

Effective November 1, 2004, the Valmont Employee Retirement Income Savings Plan ("Plan") is amended, as follows:

ARTICLE I

Section 1.2 of the Plan is amended to read, as follows:

"1.2 "Administrator" means the VERSP Committee whose members shall be appointed by the Compensation Committee of the Board of Directors of Valmont Industries, Inc. pursuant to Section 2.2."

ARTICLE II

Section 1.21 of the Plan is amended to read, as follows:

"1.21 Fiduciary means any person who (a) exercises any discretionary authority or discretionary control respecting management or disposition of its assets, (b) renders investment advice for a fee or other compensation, direct or indirect, with respect to any monies or other property of the Plan or has any authority or responsibility to do so, or (c) has any discretionary responsibility in the administration of the Plan, including but not limited to, the Trustee and the Administrator."

ARTICLE III

Section 2.1 of the Plan is amended to read, as follows:

"2.1 The Compensation Committee of the Board of Directors of Valmont Industries ("Compensation Committee") shall appoint and remove the members of the VERSP Committee from time to time as it deems necessary for the proper administration of the Plan.

ARTICLE IV

Section 2.2 of the Plan is amended to read, as follows:

"2.2 DESIGNATION OF ADMINISTRATIVE AUTHORITY

Any person, including, but not limited to, the Employees of the Employer, shall be eligible to serve on the VERSP Committee. Any person so appointed shall signify his or her acceptance by filing written acceptance with the Employer. A member of the VERSP Committee may resign by delivering his or her written resignation to the Employer or be removed by the Compensation Committee by delivery of written notice of removal, to take effect at a date specified therein, or upon delivery to the individual if not date is specified. The Compensation Committee, upon the resignation or removal of a VERSP Committee member, shall designate a successor to this position."

ARTICLE V

Section 2.3 of the Plan is amended to read, as follows.

"2.3 [RESERVED]"

ARTICLE VI

Section 2.4 of the Plan is amended to read, as follows:

"2.4 POWERS AND DUTIES OF THE ADMINISTRATOR

The primary responsibility of the Administrator is to administer the Plan for the exclusive benefit of the Participants and their Beneficiaries, subject to the specific terms of the Plan. The Administrator shall administer the Plan in accordance with its terms and shall have the power and discretion to construe the terms of the Plan and to determine all questions arising in connection with the administration, interpretation, and application of the Plan. Any such determination by the Administrator shall be conclusive and binding upon all persons. The Administrator may establish procedures, correct any defect, supply any information, or reconcile any inconsistency in such manner and to such extent as shall be deemed necessary or advisable to carry out the purpose of the Plan; provided, however, that any procedure, discretionary act, interpretation or construction shall be done in a nondiscriminatory manner based upon uniform principles consistently applied and shall be consistent with the intent that the Plan shall continue to be deemed a qualified plan under the terms of Code Section 401 (a), and shall comply with the terms of the Act and all regulations issued pursuant thereto. The Administrator shall have all powers necessary or appropriate to accomplish his duties under this Plan.

The Administrator shall be charged with the duties of the general administration of the Plan, including, but not limited to, the following:

(a) the discretion to determine all questions relating to the eligibility of

Employees to participate or remain a Participant hereunder and to receive benefits under the Plan;

(b) to compute, certify, and direct the Trustee with respect to the amount and the kind of benefits to which any Participant shall be entitled hereunder;

(c) to authorize and direct the Trustee with respect to all nondiscretionary or otherwise directed disbursements from the Trust;

(d) to maintain all necessary records for the administration of the Plan;

(e) to interpret the provisions of the Plan and to make and publish such rules for regulation of the Plan as are consistent with the terms hereof;

(f) to determine the size and type of any Contract to be purchased from any insurer, and to designate the insurer from which such Contract shall be purchased;

(g) to compute and certify to the Employer and to the Trustee from time to time the sums of money necessary or desirable to be contributed to the Plan;

(h) to consult with the Employer and the Trustee regarding the short and long-term liquidity needs of the Plan in order that the Trustee can exercise any investment discretion in a manner designed to accomplish specific objectives;

(i) to prepare and implement a procedure to notify Eligible Employees that they may elect to have a portion of their Compensation deferred or paid to them in cash;

(j) to act as the named Fiduciary responsible for communications with Participants as needed to maintain Plan compliance with ERISA Section 404(c), including but not limited to the receipt and transmitting of Participant's directions as to the investment of their account(s) under the Plan and the formulation of policies, rules, and procedures pursuant to which Participants may give investment instructions with respect to the investment of their accounts;

(k) to assist any Participant regarding his rights, benefits, or elections available under the Plan;

(l) to appoint and remove the Trustee from time to time as it deems necessary for the proper administration of the plan;

(m) to appoint and remove Investment Managers;

(n) to establish a funding policy and method consistent with objectives of the Plan and within the requirements of Title I of the Act."

ARTICLE VII

Section 7.1 of the Plan is amended to read, as follows:

"7.1 BASIC RESPONSIBILITIES OF THE TRUSTEE

(a) The Trustee shall have the following categories of responsibilities:

(1) Consistent with the funding policy and method determined by the Administrator, to invest, manage, and control the Plan assets subject, however, to the direction of a Participant with respect to his or her Participant Directed Accounts, the Administrator or an Investment Manager appointed by the Administrator or any agent of the Administrator;

(2) At the direction of the Administrator, to pay benefits-required under the Plan to be paid to Participants, or, in the event of their death, to their Beneficiaries; and

(3) To maintain records of receipts and disbursements and furnish to the Administrator for each Plan Year a written annual report per Section 7.7.

(b) In the event that the Trustee shall be directed by a Participant (pursuant to the Participant Direction Procedures), or the Administrator, or an Investment Manager or other agent appointed by the Administrator with respect to the investment of any or all Plan assets, the Trustee shall have no liability with respect to the investment of such assets, but shall be responsible only to execute such investment instructions as so directed.

(1) The Trustee shall be entitled to rely fully on the instructions of a Participant (pursuant to the Participant Direction Procedures), or the Administrator, or any Fiduciary or nonfiduciary agent of the Administrator, in the discharge of such duties, and shall not be liable for any loss or other liability, resulting from such direction (or lack of direction) of the investment of any part of the Plan assets.

(2) The Trustee may delegate the duty to execute such instructions to any nonfiduciary agent, which may be an affiliate of the Trustee or any Plan representative.

(3) The Trustee may refuse to comply with any direction from

the Participant in the event the Trustee, in its sole and absolute discretion, deems such directions improper by virtue of applicable law.

(4) Any costs and expenses related to compliance with the Participant's directions shall be borne by the Participant's Directed Account, unless paid by the Employer.

(5) Notwithstanding anything hereinabove to the contrary, the Trustee shall not invest any portion of a Participant's Directed Account in "collectibles" within the meaning of that term as employed in Code Section 408(m)."

ARTICLE VIII

Section 7.2(a) of the Plan is amended to read, as follows:

"(a) The Trustee shall invest and reinvest the Trust Fund to keep the Trust Fund invested without distinction between principal and income and in such securities or property, real or personal, wherever situated, as the Trustee shall deem advisable, including, but not limited to, stocks, common or preferred, bonds and other evidences of indebtedness or ownership, and real estate or any interest therein. The Trustee shall at all times in making investment of the Trust Fund consider, among other factors, the short and long-term financial needs of the Plan on the basis of information furnished by the Administrator. In making such investments, the Trustee shall not be restricted to securities or other property of the character expressly authorized by the applicable law for trust investments; however, the Trustee shall give due regard to any limitations imposed by the Code or the Act so that at all times the Plan may qualify as a qualified Profit Sharing Plan and Trust."

ARTICLE IX

Section 7.6 of the Plan is amended to read, as follows:

"7.6 TRUSTEE'S COMPENSATION AND EXPENSES AND TAXES

The Trustee shall be paid such reasonable compensation as shall from time to time be agreed upon in writing by the Administrator and the Trustee. In addition, the Trustee shall be reimbursed for any reasonable expenses, including reasonable counsel fees incurred by it as Trustee. Such compensation and expenses shall be paid from the Trust fund unless paid or advanced by the Employer. All taxes of any kind and all kinds whatsoever that may be levied or assessed under existing or future laws upon, or in respect of, the Trust Fund or the income thereof, shall be paid from the Trust Fund."

ARTICLE X

"7.7 ANNUAL REPORT OF THE TRUSTEE

Within a reasonable period of time after the later of the Anniversary Date or receipt of the Employer contribution for each Plan Year, the Trustee shall furnish to the Administrator a written statement of account with respect to the Plan Year for which such contribution was made setting forth:

(a) the net income, or loss, of the Trust Fund;

(b) the gains, or losses, realized by the Trust Fund upon sales or other disposition of the assets;

(c) the increase, or decrease, in value of the Trust Fund;

(d) all payments and distributions made from the Trust Fund; and

(e) such further information as the Trustee and/or Administrator deems appropriate. The Administrator, forwith upon its receipt of each such statement of account, shall acknowledge receipt thereof in writing and advise the Trustee of its approval or disapproval thereof. Failure by the Administrator to disapprove any such statement of account within thirty (30) days after its receipt thereof shall be deemed an approval thereof. The approval by the Administrator of any statement of account shall be binding as to all matters embraced therein as between the Administrator and the Trustee to the same extent as if the account of the Trustee had been settled by judgement or decree in an action for a judicial settlement of its account in a court of competent jurisdiction in which the Trustee, the Administrator, and all persons having or claiming an interest in the Plan were parties; provided, however, that nothing herein contained shall deprive the Trustee of its right to have its accounts judicially settled if the Trustee so desires."

ARTICLE XI

Section 7.9 of the Plan is amended to read, as follows:

"7.9 RESIGNATION, REMOVAL AND SUCCESSION OF TRUSTEE

(a) The Trustee may resign at any time by delivering to the Administrator, at least thirty (30) days before its effective date, a written notice of its resignation.

(b) The Administrator may remove the Trustee by mailing by

registered or certified mail, addressed to such Trustee at its last known address, at least thirty (30) days before its effective date, a written notice of its removal.

(c) Upon the death, resignation, incapacity, or removal of any Trustee, a successor may be appointed by the Administrator; and such successor, upon accepting such appointment in writing and delivering same to the Administrator, shall, without further act, become vested with all the estate, rights, powers, discretions, and duties of its predecessor with like respect as if it were originally named as a Trustee herein. Until such a successor is appointed, the remaining Trustee or Trustees shall have full authority to act under the terms of the Plan.

(d) The Administrator may designate one or more successors prior to the death, resignation, incapacity, or removal of a Trustee. In the event a successor is so designated and accepts such designation, the successor shall, without further act, become vested with all the estate, rights, powers, discretions, and duties of its predecessor with the like effect as if it were originally named as Trustee herein immediately upon the death, resignation, incapacity, or removal of its predecessor.

(e) Whenever any Trustee hereunder ceases to serve as such, it shall furnish to the Administrator a written statement of account with respect to the portion of the Plan Year during which it served as Trustee. This statement shall be either (i) included as part of the annual statement of account for the Plan Year required under Section 7.7 or (ii) set forth in a special statement. Any such special statement of account should be rendered to the Administrator no later than the due date of the annual statement of account for the Plan Year. The procedures set forth in Section 7.7 for the approval by the Administrator of annual statements of account shall apply to any special statement of account rendered hereunder and approval by the Administrator of any such special statement in the manner provided in Section 7.7 shall have the same effect upon the statement as the Administrator's approval of an annual statement of account. No successor to the Trustee shall have any duty or responsibility to investigate the acts or transactions of any predecessor who has rendered all statements of account required by Section 7.7 and this subparagraph.

(f) Notwithstanding any other provisions of this document, to the extent the Administrator and Trustee enter into a Trust Agreement, the provisions of that Agreement shall control and supercede any inconsistent provisions of this document."

ARTICLE XII

Section 8.1(a) of the Plan is amended to read, as follows:

"(a) The Employer shall have the right at any time to amend the Plan, subject to the limitations of this Section. However, any amendment which affects the rights, duties or responsibilities of the Trustee and Administrator, other than an amendment to remove the Trustee or Administrator, may only be made with the Trustee's and Administrator's written consent. Any such amendment shall become effective as provided therein upon its execution. The Trustee shall not be required to execute any such amendment unless the Trust provisions contained herein are a part of the Plan and the amendment affects the duties of the Trustee hereunder.

The procedure for the Employer to amend the Plan is for the approval of material Plan amendments by the Compensation Committee of the Board of Directors of Valmont Industries, Inc. and the approval of other amendments by the VERSP Committee. Action by such Compensation Committee and the VERSP Committee amending the Plan shall be a settlor function of the Employer and not a fiduciary function of the applicable committee.

ARTICLE XIII

Section 10.12 of the Plan is amended to read, as follows:

"10.12 NAMED FIDUCIARIES AND ALLOCATION OF RESPONSIBILITY

The "named Fiduciaries" of this Plan are the Administrator and the Trustee. The named Fiduciaries shall have only those specific powers, duties, responsibilities, and obligations as are specifically given them under the Plan or as accepted by or assigned to them pursuant to any procedure provided under the Plan, including but not limited to any agreement allocating or delegating their responsibilities, the terms of which are incorporated herein by reference. The Administrator shall have the responsibility for the administration of the Plan, including but not limited to the items specified in Article 11 of the Plan, as the same may be allocated or delegated thereunder. The Administrator shall act as the named Fiduciary responsible for communicating with the Participant according to the Participant Direction Procedures. The Trustee shall have the responsibility of management and control of the assets held under the Trust, except to the extent directed pursuant to Article II or with respect to those assets, the management of which has been assigned to an Investment Manager, who shall be solely responsible for the management of the assets assigned to it, all as specifically provided in the Plan and any agreement with the Trustee. Each named Fiduciary warrants that any directions given, information furnished, or action taken by it shall be in accordance with the provisions of the Plan, authorizing or providing for such direction, information or action. Furthermore, each named Fiduciary may rely upon any such direction, information or action of another named Fiduciary as being proper under the Plan, and is not required under the Plan to inquire into the propriety of any such direction, information or action. It is intended under the Plan that each named Fiduciary shall be responsible for the proper exercise of its own powers, duties, responsibilities and obligations under the Plan as specified or allocated herein. No named Fiduciary shall guarantee the Trust Fund in any manner against investment loss or depreciation in asset value. Any person or group may serve in more than one Fiduciary capacity. In the furtherance of their responsibilities hereunder, the "named Fiduciaries" shall be empowered to interpret the Plan and Trust and to resolve ambiguities, inconsistencies and omissions, which findings shall be binding, final and conclusive."

IN WITNESS WHEREOF, this Amendment has been executed on the date set forth below.

VALMONT INDUSTRIES, INC.

By: Ara Ashford
Title: VP Human Resources
Date: 10/25/04